                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. __)*


                            Oak Hill Financial, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                        Common Stock, without par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  671337 10 3
                                 --------------
                                 (CUSIP Number)

  H. Grant Stephenson, 41 South High Street, Columbus, OH 43215  (614) 227-2155
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                October 1, 1997
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 3d-(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.  671337 10 3                                           13D                                            PAGE 2 OF 4 PAGES
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
     1        NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

              D. Bruce Knox
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     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a) / /
                                                                                     (b) / /
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     3        SEC USE ONLY


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     4        SOURCE OF FUNDS*

              SC
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     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) or 2(e)                                                              / /
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     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
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                                   7       SOLE VOTING POWER

                                           264,419
         NUMBER OF           -------------------------------------------------------------------------------------------------------
           SHARES                  8       SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY                             -0-
            EACH             -------------------------------------------------------------------------------------------------------
         REPORTING                 9       SOLE DISPOSITIVE POWER
        PERSON WITH
                                           264,419
                             -------------------------------------------------------------------------------------------------------
                                  10       SHARED DISPOSITIVE POWER

                                               -0-
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    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                           264,419
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    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                     / /


------------------------------------------------------------------------------------------------------------------------------------
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                           7.52%
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    14        TYPE OF REPORTING PERSON*

                                           IN
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

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                Page 2 of 4 Pages

CUSIP No.  671337 10 3


                                  SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER

     (a)  Title of Class of Securities: Common Stock, without par value
     (b)  Name of Issuer: Oak Hill Financial, Inc.
     (c)  Address of Issuer's Principal Executive Offices:
          14621 SR 93, P.O. Box 688, Jackson, Ohio 45640

ITEM 2.  IDENTITY AND BACKGROUND

     (a)  Name of Persons Filing: D. Bruce Knox
     (b)  Address of Principal Business Office, or, if none, Residence:
          14621 SR 93, P.O. Box 688, Jackson, Ohio 45640
     (c) Present Occupation: Senior Vice President of Oak Hill Financial, Inc., 14621 SR 93, P.O. Box 688, Jackson, Ohio 45640
     (d)  Criminal convictions: Not applicable
     (e)  Civil proceedings: Not applicable
     (f)  Citizenship: Mr. Knox is a United States Citizen

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The shares were acquired pursuant to an Agreement and Plan of Merger entered into between Oak Hill Financial, Inc. ("Oak Hill") and Unity Savings Bank of Southeastern Ohio ("Unity Savings"). Mr. Knox was a shareholder of Unity Savings and received shares of Oak Hill in exchange for his shares of Unity Savings. Mr. Knox is also the trustee of the George L. Knox 1990 Irrevocable Trust which owns 207,090 shares of Oak Hill.

ITEM 4.  PURPOSE OF TRANSACTION

         Mr. Knox acquired the shares for investment.

     (a)  Acquisition of additional shares: Not applicable
     (b)  Extraordinary corporate action: Not applicable
     (c)  Sale or transfer of material assets: Not applicable
     (d) Any change in the board of directors: Mr. Knox was elected by the board of directors of the corporation to a fill a vacancy on the board.
     (e)  Any material change in the capitalization of issuer: Not applicable
     (f)  Any other material change: Not applicable
     (g)  Changes in the issuer's articles or regulations: Not applicable
     (h)  Causing securities to be delisted: Not applicable

                                Page 3 of 4 Pages

     (i)  Termination of registration : Not applicable
     (j)  Any other action: Not applicable

ITEM 5.  INTEREST IN SECURITIES OF ISSUER

     (a)  Amount Beneficially Owned: 264,419 shares; Percent of Class: 7.52%

     (b)  Number of Shares as to which such person has:

               (i)   Sole power to vote or to direct the vote: 264,419 shares
               (ii)  Shared power to vote or to direct the vote: 0
               (iii) Sole power to dispose or to direct the disposition of:
                     264,419 shares
               (iv)  Shared power to dispose or to direct the disposition of:
                     0 shares
     (c)  Transactions effected by Mr. Knox: Not applicable
     (d)  Another's right to receive dividends: Not applicable
     (e)  Date ceased to be a 5% owner: Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Mr. Knox has entered into an employment agreement with Oak Hill Financial, Inc. whereby Mr. Knox may immediately purchase up to 20,000 shares at an exercise price of $19.50 per share.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Attached as Exhibit A is a copy of an employment agreement entered into between Mr. Knox and Oak Hill Financial, Inc.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 13, 1998                         /s/ D. Bruce Knox
                                                  ------------------------------
                                                  D. Bruce Knox

                                Page 4 of 4 Pages

                                                                       EXHIBIT A

                              EMPLOYMENT AGREEMENT
                              --------------------


   THIS AGREEMENT is entered into this 28th day of April, 1997, between OAK HILL BANKS, an Ohio corporation ("Employer"), and D. BRUCE KNOX ("Employee").


                                    RECITALS:
                                    ---------

   A. Oak Hill Banks is a banking corporation chartered under the law of Ohio. Employee is employed by Unity Savings Bank, a savings bank that is chartered under the law of Ohio ("Unity Savings").

   B. Unity Savings has entered into (i) a certain Agreement and Plan of Merger with Employer, dated April 28, 1997 (the "Merger Agreement"), and (ii) a certain Supplemental Agreement with Oak Hill Financial, Inc. and Employer, also dated April 28, 1997 (the "Supplemental Agreement"), pursuant to which Unity Savings is to be merged into Employer (the "Merger") (the Merger Agreement and the Supplemental Agreement collectively referred to as the "Merger Documents").

   C. In accordance with the terms of the Merger Documents, and in consideration of the consummation of the transactions contemplated thereunder, Employer and Employee desire to enter into an agreement regarding the employment of Employee by Employer, upon the terms and conditions set forth below.

                                   AGREEMENT:
                                   ----------

   In consideration of the foregoing Recitals and the mutual promises set forth below, Employer and Employee hereby agree as follows:

   1. EMPLOYMENT. Effective as of the Effective Time of the Merger (as defined in the Merger Documents), Employer shall employ Employee upon and subject to the terms and conditions contained in this Agreement.

   2. TERM. Unless earlier terminated in accordance with Section 8 below, the term of Employee's employment under this Agreement shall be for a period of three (3) years, commencing on the Effective Date (collectively, the "Initial Term" and, individually, an "Initial Employment Year"). The Initial Term may be extended by the mutual, written agreement of the parties. If Employee continues to be employed by Employer following the end of the Initial Term without a written extension of this Agreement specifying a definite term for such extension, such employment shall be on an "at will" basis, and may be terminated by Employer at any time, without cause or notice. All of the terms and conditions contained in this Agreement shall continue to apply during any such extension or continuation of employment.

   3. DUTIES. Employee shall be employed by Employer as Senior Vice President. He shall report directly to the President and Chief Executive Officer of Employer. He shall have such duties and responsibilities as are normally associated with his position, and shall have such specific and additional duties and responsibilities as may be assigned to him from time to time by the President. He shall be appointed to serve as a member of the Board of Directors of Employer and of Oak Hill Financial, Inc., to serve in accordance with the requirements of applicable law and the terms of the regulations of the respective corporations. During the term of his employment under this Agreement, Employee shall devote his full business time and efforts to the performance of his duties under this Agreement and shall not, without the express written consent of the President of Employer, participate in any other business activities, except for (i) personal investments that do not interfere with his duties and responsibilities under this Agreement, (ii) vacations, (iii) other leave time in accordance with the policies and practices of Employer; and (iv) reasonable participation in community, civic, charitable, trade or similar organizations. Employee shall, upon the request of Employer, serve as an officer of affiliates of Employer.

   4. COMPENSATION. Employer agrees to pay to the Employee and the Employee agrees to accept the following amounts as compensation in full for his services in any capacity hereunder, including services as an officer, director, member of any committee or in the performance of other like duties assigned to him by the Board of Directors of Employer:

   (a) Base Salary. During the employment period, Employer shall pay to the Employee a base annual salary in the amount of One Hundred Thousand Dollars ($100,000.00), payable in installments in accordance with the standard payroll practices of the Employer as in effect from time to time (the "Minimum Annual Base Salary"). The compensation of the Employee may be reviewed in good faith by both parties during the Initial Term and the renewal terms and may be increased by mutual consent, but in no event shall the annual base salary be less than the Minimum Annual Base Salary described above.

   (b) Bonus Compensation and Stock Options. The Employee shall be immediately eligible to participate in Employer's 1997 bonus compensation program. The Employee also shall be immediately eligible to participate in the Employer's 1995 Stock Option Plan (the "Option Plan"), and shall receive at the Effective Time options to purchase 20,000 shares of the Employer's common stock at the then-prevailing market price in accordance with and subject to the terms of the Option Plan, on the first anniversary of the Effective Time options to purchase 5,000 shares (subject to adjustment in the nature of stock dividends, stock splits, etc.) and on the second anniversary of the Effective Time, options to purchase 2,500 shares (subject to adjustment in the nature of stock dividends, stock splits, etc.) at the then-prevailing market price.

   (c) Directors' Fees. Directors' fees shall be payable in addition to the other compensation provided in this Section 4.

   5. FRINGE BENEFITS. Employer shall reimburse Employee for all reasonable and necessary business expenses incurred by him in connection with the performance of his duties under this Agreement, specifically to include, but not to be limited to, business development expenses and mileage on his personal vehicle when used for business purposes, in accordance with Employer's standard practices and procedures, as the same may be modified from time to time. Employee shall also be entitled to participate in all group insurance and other benefit plans and programs made available by Employer to its employees generally, to the extent commensurate with his position with Employer. All amounts payable to Employee hereunder will be paid in accordance with Employer's standard procedures, and shall be subject to all applicable federal, state, and local withholding requirements.

   6. CONFIDENTIALITY. Except in the ordinary course of his employment with Employer, or with the express consent of Employer, Employee shall not at any time, whether during or at any time after the term of his employment with Employer, in any fashion, form, or manner, either directly or indirectly, divulge, disclose, or communicate to any person, firm, or corporation, any confidential and material information concerning the business of Employer or its affiliated corporations, nor any trade secrets of Employer, which shall be deemed to include, but not be limited to, any and all activities of Employee in connection with the business of Employer.

   7. NONCOMPETITION. If, prior to the fourth anniversary of the date hereof, Employee voluntarily terminates his employment with Employer or Employer terminates the employment of Employee for cause or for a failure by Employee to satisfy certain minimum performance standards, or if, on or at any time after the fourth anniversary of the date hereof, the employment of Employee with Employer is terminated for any reason, then, in any such case, during the period of one year following the date of such termination, Employee will not (i) solicit any business from any person who or entity which is a customer of Employer at the time of such termination or was a customer of Employer at any time within one year prior to such termination, (ii) induce or attempt to induce any such customer of Employer to terminate any business with Employer, or (iii) induce or attempt to induce any employee of Employer to terminate his or her employment with Employer.

   8.    TERMINATION.

         (a) Employee's employment under this Agreement shall terminate automatically upon Employee's death or disability. For purposes of this Agreement, Employee shall be deemed to be disabled if, by reason of injury or illness (mental or physical), he has been or will be unable to perform his duties under this Agreement for a continuous period of 120 days or for an aggregate of 180 days in any 365-day period.

         (b) Employer may, at its option, terminate Employee's employment under this Agreement immediately, without notice to Employee, upon the happening of any of the following events, any of which shall constitute a termination "for cause" for purposes of this Agreement:

            (i) any material breach of this Agreement by Employee;

           (ii) any act of fraud, embezzlement, or other willful misconduct by Employee in relation to the business or affairs of Employer or gross negligence by Employee in the performance of his duties hereunder; or

          (iii) any other illegal (other than traffic violations or similar minor offenses) conduct on the part of Employee.

         (c) Employee may terminate his employment under this Agreement at any time upon 60 days' written notice to Employer.

   9. EFFECT OF TERMINATION BY EMPLOYER WITHOUT CAUSE. If, prior to the end of the Initial Term, Employer terminates the employment of Employee without cause (as defined in Section 8 above), Employer will pay to such Employee the sum equal to the total of the unpaid salary installment payments remaining to be paid during the Initial Term, which will be payable in equal monthly installments commencing on the date of such termination and continuing monthly thereafter until the end of the Initial Term, and Employer will provide to the Employee at Employer's expense for the remainder of the Initial Term, health, life, disability and other benefits substantially equal to those provided to the Employee at termination. Such payments and benefits shall be in lieu of any other severance or compensation that might otherwise be payable to such Employee under such Employee's Employment Agreement or otherwise, except as specifically provided in paragraph 4(b) above. The Employee shall not be required to mitigate the amount of any payment provided for in this Section 9 by seeking other employment or otherwise.

   10. NONASSIGNABILITY. Neither party may assign this Agreement to a third party without the written consent of the other party; provided, however, that Employer may assign this Agreement without the consent of Employee to any affiliate of Employer.

   11. AGREEMENT COMPLETE; AMENDMENTS. This instrument contains the entire agreement of the parties with respect to the subject matter hereof. It may not be amended, supplemented, or otherwise modified, except by an agreement in writing, signed by the party against whom enforcement of the amendment, supplement, or other modification is sought.

   12. APPLICABLE LAW. This Agreement shall be construed and enforced in accordance with the laws of the State of Ohio.

CUSIP No.  671337 10 3


   IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

                                    EMPLOYER:
                                    ---------

                                    OAK HILL BANKS

                                    By: /s/ John D. Kidd
                                        -----------------------
                                        John D. Kidd, President


                                    EMPLOYEE:
                                    ---------

                                        /s/ D. Bruce Knox
                                        -----------------------
                                             D. BRUCE KNOX